UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025.

Commission File Number: 333-253466

Ayr Wellness Inc.

(Exact Name of Registrant as Specified in Charter)

2601 South Bayshore Drive, Suite 900, Miami, FL, 33133
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐   Form 40-F  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AYR WELLNESS INC.
(Registrant)

Date:	February 10, 2025	By:	/s/ Brad Asher
		Name:	Brad Asher
		Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	News Release dated February 7, 2025